Dynegy Inc. 601 Travis Street, Suite 1400 Houston, Texas 77002 Phone 713.507.6400

VIA EDGAR

June 1, 2015

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:              Dynegy Inc. Registration Statement on Form S-4

Ladies and Gentlemen:

We are writing this letter in connection with the filing of the above-referenced Registration Statement for Dynegy Inc. (the “Issuer”), which relates to (i) an offer to exchange (the “2019 Notes Exchange Offer”) 6.75% Senior Notes due 2019 (the “2019 Exchange Notes”) for all of the Issuer’s presently outstanding 6.75% Senior Notes due 2019 (the “2019 Original Notes”), (ii) an offer to exchange (the “2022 Notes Exchange Offer”) 7.375%  Senior Notes due 2022 (the “2022 Exchange Notes”) for all of the Issuer’s presently outstanding 7.375% Senior Notes due 2022 (the “2022 Original Notes”) and (iii) an offer to exchange (the “2024 Notes Exchange Offer” and, together with the 2019 Notes Exchange Offer and the 2022 Notes Exchange Offer, the “Exchange Offers” and each an “Exchange Offer”) 7.625%  Senior Notes due 2024 (the “2024 Exchange Notes” and, together with the 2019 Exchange Notes and the 2022 Exchange Notes, the “Exchange Notes”) for all of the Issuer’s presently outstanding 7.625% Senior Notes due 2024 (the “2024 Original Notes” and, together with the 2019 Original Notes and the 2022 Original Notes, the “Original Notes”). We hereby confirm to you that the Issuer is registering the 2019 Exchange Offer, the 2022 Exchange Offer and the 2024 Exchange Offer in reliance upon the Staff’s position enunciated in the Exxon Capital Holdings Corporation (May 13, 1988), Morgan Stanley & Co. Incorporated (June 5, 1991) and Shearman Sterling (July 2, 1993) no-action letters issued by the Staff. Furthermore, we represent to you as follows:

The Issuer has not entered into any arrangement or understanding with any person to distribute the 2019 Exchange Notes, the 2022 Exchange Notes or the 2024 Exchange Notes to be received in the applicable Exchange Offer and, to the best of the Issuer’s information and belief, each person participating in the 2019 Notes Exchange Offer, the 2022 Notes Exchange Offer or the 2024 Notes Exchange Offer is acquiring the applicable Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the applicable Exchange Notes to be received in the applicable Exchange Offer. In this regard, the Issuer will make each person participating in the 2019 Notes Exchange Offer, the 2022 Notes Exchange Offer or the 2024 Notes Exchange Offer aware (through the Exchange Offers prospectus or otherwise) that if the applicable Exchange Offer is being used by a person to participate in a distribution of the applicable Exchange Notes to be received in the applicable Exchange Offer that person (i) cannot rely upon the Staff’s position enunciated in the Exxon Capital Holdings Corporation no-action letter issued by the Staff or interpretive letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with any secondary resale transaction. The Issuer acknowledges to the Staff that such a secondary resale transaction should be covered by an effective registration statement containing the selling security holder information required by Item 507 or Item 508 of Regulation S-K, as applicable.

We further represent to you as follows:

The Issuer (i) will make each person participating in the 2019 Notes Exchange Offer, the 2022 Notes Exchange Offer or the 2024 Notes Exchange Offer aware (through the Exchange Offers prospectus) that any broker-dealer who holds 2019 Original Notes, 2022 Original Notes or 2024 Original Notes, as applicable, acquired for its own account as a result of market-making activities or other trading activities, and who receives 2019 Exchange Notes, 2022 Exchange Notes or 2024 Exchange Notes, as

Under service agreements, Dynegy Inc. and its subsidiaries Dynegy Administrative Services Company and Dynegy Operating Company provide services to and are authorized to act on behalf of certain indirect subsidiaries of Dynegy Inc., including the following: Dynegy Gas Investments Holdings, LLC, Dynegy Power, LLC, Dynegy Kendall Energy, LLC, Ontelaunee Power Operating Company, LLC, Dynegy Power Generation, Inc., Blue Ridge Generation LLC, Black Mountain CoGen, Inc., Sithe Energies, Inc., Sithe/Independence Power Partners, L.P., Sithe/Independence LLC, Sithe/Independence Funding Corp., Dynegy Oakland, LLC, Dynegy South Bay, LLC, Dynegy Morro Bay, LLC, Dynegy Moss Landing, LLC, Casco Bay Energy Company, LLC, Dynegy Coal Investments Holdings, LLC, Dynegy Midwest Generation, LLC, Havana Dock Enterprises, LLC, Dynegy Power Marketing, LLC, Dynegy Coal Trading & Transportation, LLC, and Dynegy Marketing and Trade, LLC.

applicable, in exchange for such applicable Original Notes pursuant to the applicable Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such applicable Exchange Notes and (ii) will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the 2019 Notes Exchange Offer, the 2022 Notes Exchange Offer or the 2024 Notes Exchange Offer the following additional provision: if the exchange offeree is a broker-dealer holding 2019 Original Notes, 2022 Original Notes or 2024 Original Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgement that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the applicable Exchange Notes received in respect of such applicable Original Notes pursuant to the applicable Exchange Offer; however, by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

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Sincerely yours,

Dynegy Inc.

By:	/s/ Heidi D. Lewis
	Name:	Heidi D. Lewis
	Title:	Vice President, Group General Counsel and Assistant Secretary